   As filed with the Securities and Exchange Commission on January 18, 2002.

                                                    Registration No. 333-      .

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                         ------------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                            SUMMIT SECURITIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

           IDAHO                      601 WEST FIRST AVENUE                    82-0438135
(State or other jurisdiction      SPOKANE, WASHINGTON 99201-5015            (I.R.S. Employer
             of                           (509) 838-3111                  Identification No.)
      incorporation or
       organization)

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             TOM TURNER, PRESIDENT
                            SUMMIT SECURITIES, INC.
                             601 WEST FIRST AVENUE
                         SPOKANE, WASHINGTON 99201-5015
                                 (509) 838-3111
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:

                           Robert J. Ahrenholz, Esq.
                             Michael J. Zieg, Esq.
                                 Kutak Rock LLP
                       717 Seventeenth Street, Suite 2900
                             Denver, Colorado 80202
                                 (303) 297-2400

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------
                                                     PROPOSED
                                                     MAXIMUM
                                                     OFFERING
TITLE OF EACH CLASS                  AMOUNT          PRICE    PROPOSED MAXIMUM          AMOUNT OF
  OF SECURITIES TO BE                TO BE           PER         AGGREGATE             REGISTRATION
  REGISTERED                       REGISTERED        UNIT    OFFERING PRICE(1)             FEE
-------------------------------------------------------------------------------------------------------
 Preferred Stock, Series
   S-3......................      $50,000,000         --        $50,000,000               $4,600
-------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(a) MAY DETERMINE.

THIS PROSPECTUS AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 Subject to completion, dated January 18, 2002

(SUMMIT SECURITIES LOGO)                                              PROSPECTUS

                            SUMMIT SECURITIES, INC.

  UP TO 500,000 SHARES OF VARIABLE RATE CUMULATIVE PREFERRED STOCK, SERIES S-3

We are offering variable rate cumulative preferred stock with the following terms:

- The preferred stock is subordinate to all of our debt, including our notes and investment certificates.

- Preferred stock dividends are cumulative and will be declared monthly according to a variable rate formula. The annual dividend rate will be equal to the sum of (1) the highest of the three-month U.S. Treasury Bill Rate, the ten-year constant maturity rate or the twenty-year constant maturity rate, each as described in this prospectus, plus (2) 0.50%. In addition to the annual dividend rate described above, our board of directors has authorized a
   dividend of an additional   .  % annually on the preferred stock. This
   additional amount may be increased, reduced or eliminated at any time. In all cases, the annual dividend rate, after taking into account any additional rate authorized by our board of directors, will never be less than 6% nor more than 14%.

-  The preferred stock has a liquidation preference of $100 per share.

- We may redeem the preferred stock, in whole or in part, at any time at a price of $100 per share plus the amount of any declared but unpaid dividends.

                                                              PER PREFERRED SHARE      TOTAL
                                                              -------------------   -----------
Public Offering Price.......................................         $100           $50,000,000
Maximum sales commission*...................................            6%          $ 3,000,000
Minimum proceeds to Summit (before expenses)................         $ 94           $47,000,000

---------------

* You will not incur a direct sales charge. Preferred stock dividends will be based on their full offering price, without deduction for sales commissions. We will reimburse our placement agents for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of preferred stock depend upon the terms of the sale. See "PLAN OF DISTRIBUTION."

IN ADDITION TO THE FOLLOWING FACTORS, YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 10 IN THIS PROSPECTUS.

- There currently is no trading market for the preferred stock and you should not expect one to be established in the future.

- We are offering the preferred stock on a continuous, best efforts basis, and there is no minimum amount of preferred stock that must be sold before we use the proceeds or terminate the offering.

- You may not purchase the preferred stock under this prospectus after January 31, 2003.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    METROPOLITAN INVESTMENT SECURITIES, INC.
                The date of this prospectus is           , 2002.

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY..........................................     3
RISK FACTORS................................................    10
FORWARD LOOKING STATEMENTS..................................    12
USE OF PROCEEDS.............................................    12
DESCRIPTION OF SECURITIES...................................    13
MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................    16
PLAN OF DISTRIBUTION........................................    17
LEGAL MATTERS...............................................    18
EXPERTS.....................................................    18
AVAILABLE INFORMATION.......................................    19
INCORPORATION OF DOCUMENTS BY REFERENCE.....................    19

                         ------------------------------

     You should only rely on the information contained in this prospectus. We have not, and the sales agents have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary highlights some of the information contained in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in the preferred stock. You should read both this prospectus and the attached Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 2001, carefully before you make your investment decision.

                   THE SUMMIT CONSOLIDATED GROUP OF COMPANIES

GENERAL

     Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is (509) 838-3111. Summit also maintains an office at 8601 W. Emerald, Suite 150, Boise, Idaho 83704 and its telephone number at that address is (208) 376-8260. Summit and its subsidiaries are collectively referred to in this prospectus as the "consolidated group," while the terms "Summit," "we" and "our" refer solely to the parent company, Summit Securities, Inc.

HISTORY

     We were founded in 1990, as a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., or "Metropolitan." We were later acquired by National Summit Corp. on September 9, 1994. In the first six months of 1995, we acquired a broker/dealer, Metropolitan Investment Securities, Inc. ("MIS") from Metropolitan, and created a subsidiary holding company, Summit Group Holding Company. Summit Group Holding Company then acquired Old Standard Life Insurance Company from Metropolitan. On December 28, 1995, Old Standard acquired another insurance company, Arizona Life Insurance Company, which subsequently changed its name to Old West Annuity & Life Insurance Company. We also own a property development company, Summit Property Development, Inc. The charts on the next two pages depict the relationship among the significant companies within the consolidated group, including some of our affiliates.

     Even though our parent company changed from Metropolitan to National, we continue to be controlled by C. Paul Sandifur, Jr., who is both the owner of National and the Chief Executive Officer, President and controlling shareholder of Metropolitan. As a result of Mr. Sandifur's control, we have several affiliates that are subsidiaries of Metropolitan, including Metwest Mortgage Services, Inc. and Western United Life Assurance Company. Collectively, Metropolitan, Metwest and Western United are referred to as "affiliated companies."

BUSINESS

     The consolidated group is engaged in a nationwide business of originating, acquiring, holding and selling receivables. These receivables include small to mid-sized commercial real estate loans and real estate contracts and promissory notes that are secured by first position liens on residential real estate. The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes and other investments. Currently, the consolidated group is focusing its receivable investing activities on loans collateralized by commercial real estate. The commercial loans originated by the consolidated group are typically collateralized by various commercial real estate properties, including multi-family properties. In addition to receivables, the consolidated group invests in investment securities, including U.S. Treasury obligations, corporate bonds and other securities, and in other assets.

     Our capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from annuity sales, receivable cash flows, certificate (debt obligation) sales, preferred stock sales, earnings, sales of investments and sales of receivables, including resale of repossessed real estate.

     The affiliated companies provide services to the consolidated group for a fee and engage in various business transactions with the consolidated group. Metropolitan provides receivable acquisition services to us. In addition, Metwest provides receivable collection and servicing to Summit, Old Standard and Old West for a portion of their receivable portfolios. At regular meetings of our board of directors, we will periodically request that a majority of the independent directors ratify and approve all material affiliated transactions and forgiveness of loans, if any. For a more detailed discussion of the business of the consolidated group, see "Item 1" in Summit's Annual Report on Form 10-K for the year ended September 30, 2001, which is attached to this prospectus.

ORGANIZATIONAL CHART

     The consolidated group consists of Summit Securities, Inc. and all of its subsidiaries. The chart below lists only the principal operating subsidiaries of the consolidated group.

                  [NATIONAL SUMMIT CORP. ORGANIZATIONAL CHART]

     National Summit Corp.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. National Summit is wholly owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

     Summit Securities, Inc.: Invests in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings.

     Metropolitan Investment Securities, Inc.: Broker/dealer that is in the business of marketing securities that are offered by Summit and Metropolitan, mutual funds and general securities.

     Summit Property Development, Inc.: Provides real estate development services to others, principally to Metropolitan and its subsidiaries.

     Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

     Old Standard Life Insurance Company: Engaged primarily in the sale of annuity contracts. Old Standard is licensed to sell insurance products in eight states, but its sales are primarily concentrated in the states of Idaho and Oregon.

     Old West Annuity & Life Insurance Company: Engaged primarily in the sale of annuity contracts. Old West is licensed to sell insurance products in seven states, but its sales are primarily concentrated in the states of Arizona, California, Idaho, Utah and Texas.

     The chart below lists the principal operating subsidiaries of our affiliate, Metropolitan.

        [METROPOLITAN MORTGAGE & SECURITIES CO., INC. SUBSIDIARIES]
---------------

* The remaining 3.5% of Consumers Group Holding Co., Inc. is owned by Summit.

     Metropolitan Mortgage & Securities Co., Inc.: Controlled by C. Paul Sandifur, Jr. and an affiliate of Summit. Metropolitan invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments and securities offerings.

     Consumers Group Holding Co., Inc.: A holding company with its sole business activity currently being a shareholder of Consumers Insurance Company.

     Consumers Insurance Company: Inactive property and casualty insurer with its principal business activity being a shareholder of Western United.

     Western United Life Assurance Company: Metropolitan's largest active subsidiary. Western United is engaged primarily in the sale of annuity contracts. Western United is licensed to sell insurance in 16 states, but its sales are primarily concentrated in the western half of the United States.

     Metwest Mortgage Services, Inc.: Primarily performs collection and servicing functions for the consolidated group and others. Metwest is a Federal Housing Administration/U.S. Department of Housing and Urban Development licensed servicer and lender and is licensed as a Federal National Mortgage Association seller/servicer.

                    SUMMARY OF THE PREFERRED STOCK OFFERING

Preferred stock offering......   We are offering up to 500,000 shares of
                                 variable rate cumulative preferred stock,
                                 Series S-3 at $100 per share. The preferred stock will be sold in whole and fractional shares. There is no minimum amount of preferred stock that must be sold before we use the proceeds or terminate the offering. The preferred stock will be issued in book-entry form only.

Ranking.......................   With respect to dividends and liquidation
                                 preferences, the Series S-3 preferred stock ranks:

                                 - senior to our Series R and Series T preferred
                                   stock and our common stock;

                                 - equally with our Series S-1, S-2 and S-RP
                                   preferred stock; and

                                 - junior to all of our outstanding debts,
                                   including our outstanding notes and
                                   investment certificates and the debts and obligations of our subsidiaries.

Dividends.....................   We will pay dividends on the preferred stock on
                                 a cumulative basis from the date the shares are issued. When we pay dividends, they will be paid monthly at the annual dividend rates described in "DESCRIPTION OF
                                 SECURITIES--Dividends."

Liquidation Rights............   If we were to liquidate, you will have a right
                                 to receive a liquidation preference of $100 per share, plus declared and unpaid dividends. Your liquidation rights will be paid only after all of our debts, including our outstanding investment certificates and notes, are paid.

Redemption upon request of
holder........................   We may consider a written shareholder request
                                 you make to have your shares redeemed. We will generally not consider a request to redeem shares unless they have been listed for sale on MIS's trading list for at least 60 days. We are under no obligation to redeem your shares of preferred stock. Our decision whether or not to redeem your shares will depend, in part, on our financial condition and our liquidity position at the time. Any shares that we do redeem at the request of a shareholder will be redeemed at a price per share that is determined by our board of directors in its discretion, and will include any declared but unpaid dividends. This price may be less than your original $100 per share purchase price.

Redemption upon call by
Summit........................   We can redeem any or all shares of the
                                 preferred stock at any time if we provide you with notice at least 30 but not more than 60 days prior to redemption by mail. If we decide to redeem your shares, you will be paid $100 per share plus the amount of any declared but unpaid dividends as of the date fixed for redemption.

Voting Rights.................   Your voting rights will be limited to two
                                 situations. First, you will have those voting rights expressly granted by the laws of the State of Idaho. Second, you will have voting rights if the dividends payable to you on your preferred stock remain unpaid for a period of time that equals twenty-four monthly dividends.

Federal income tax
considerations................   If we earn a profit on a tax accounting basis
                                 during any future year, any earnings or profits that we distribute to you will be taxable. If we incur a loss on a tax accounting basis, the dividends will be a return of capital and not taxed, but will reduce your basis in your shares. We cannot predict whether we will have future dividends, or whether those dividends will be taxable to you. You are encouraged to consult your own tax advisors about whether the dividends you will receive will be taxable income.

Use of proceeds...............   We will use the proceeds from the sales of the
                                 preferred stock to invest in receivables and to make other investments, which may include investments in existing subsidiaries, new business ventures or to acquire other companies. We may also use the proceeds to pay principal and/or interest due on investment certificates and notes, pay preferred stock dividends and for general corporate purposes.

Plan of distribution..........   We are offering the preferred stock on a
                                 continuous best efforts basis. Preferred stock will be sold for $100 per share. There is no minimum amount of preferred stock that must be sold before we use the proceeds or terminate the offering.

Risk factors..................   Purchasing the preferred stock involves risks.
                                 You should review the risks described in this prospectus and those described in the attached
                                 Annual Report on Form 10-K of Summit before you invest in the preferred stock. See "RISK
                                 FACTORS" for a discussion of the risks
                                 associated with investing in the preferred stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the consolidated group at September 30, 2001:

DEBT PAYABLE:
  Real estate contracts and mortgage notes payable 5.25% to
     10.0%, due 2001 to 2020................................  $ 11,062,139
                                                              ------------
  Total Debt Payable........................................    11,062,139
                                                              ------------
DEBT SECURITIES:
  Debt Securities, maturing 2001 to 2010, at 6.25% to
     9.5%...................................................    85,151,912
  Compound and accrued interest.............................     7,949,361
                                                              ------------
  Total debt securities.....................................    93,101,273
                                                              ------------
STOCKHOLDERS' EQUITY:
  Preferred Stock, $10 par: 10,000,000 shares authorized;
     332,512 shares issued and outstanding (liquidation
     preference $33,251,240)................................     3,325,124
  Common Stock, $10 par: 2,000,000 shares authorized; 10,000
     shares issued and outstanding..........................       100,000
  Additional paid-in capital................................    27,020,141
  Retained earnings.........................................     2,363,831
  Accumulated other comprehensive loss......................    (1,121,734)
                                                              ------------
  Total Stockholders' Equity................................    31,687,362
                                                              ------------
  Total Capitalization......................................  $135,850,774
                                                              ============

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data shown below as of September 30, 2001 and 2000 and for the years ended September 30, 2001, 2000 and 1999, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Summit's Form 10-K for the year ended September 30, 2001, which is incorporated into and attached to this prospectus. The consolidated financial data shown below as of September 30, 1999, 1998 and 1997 and for the years ended September 30, 1998 and 1997, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from consolidated financial statements not included elsewhere in this prospectus.

                                                                      YEAR ENDED SEPTEMBER 30,
                                             --------------------------------------------------------------------------
                                                 2001             2000           1999           1998           1997
                                             ------------     ------------   ------------   ------------   ------------
INCOME STATEMENT DATA:
Revenues...................................  $ 48,208,501     $ 49,577,780   $ 36,368,936   $ 29,965,547   $ 19,785,462
                                             ============     ============   ============   ============   ============
Net income.................................  $ (2,490,714)    $  4,082,239   $  2,814,828   $  2,524,027   $  1,851,240
Preferred stock dividends..................    (2,549,849)      (2,025,155)      (838,356)      (498,533)      (446,560)
                                             ------------     ------------   ------------   ------------   ------------
Income applicable to common stockholder....  $ (5,040,563)    $  2,057,084   $  1,976,472   $  2,025,494   $  1,404,680
                                             ============     ============   ============   ============   ============
PER-COMMON SHARE DATA:
Basic and diluted income per share
  applicable to common stockholder.........  $       (504)    $      205.7   $     197.65   $     202.55   $     140.47
                                             ============     ============   ============   ============   ============
Weighted average number of common shares
  outstanding..............................        10,000           10,000         10,000         10,000         10,000
                                             ============     ============   ============   ============   ============
Cash dividends per common share............  $     100.00     $     100.00   $       0.00   $      21.07   $       0.00
                                             ============     ============   ============   ============   ============
Ratio of earnings to fixed charges.........              (1)          1.81           1.57           1.64           1.46
Ratio of earnings to fixed charges and
  preferred stock dividends................              (1)          1.29           1.34           1.46           1.31
BALANCE SHEET DATA:
Due from/(to) affiliated companies, net....  $         --     $    366,940   $   (151,077)  $ 10,985,805   $    870,255
Total assets...............................  $436,588,311     $359,325,586   $295,115,959   $206,594,234   $166,354,070
Debt securities and other debt payable.....  $104,163,412     $ 88,641,357   $ 72,086,696   $ 56,078,514   $ 50,607,983
Stockholders' equity.......................  $ 31,687,362     $ 29,829,414   $ 19,104,955   $ 10,684,064   $  7,756,643

---------------

(1) Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $7.6 million for the year ended September 30, 2001. Earnings were insufficient to meet fixed charges excluding preferred stock dividends by approximately $5.1 million for the year ended September 30, 2001. Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, earnings were insufficient by approximately $17.1 million for the year ended September 30, 2001 to meet fixed charges and preferred stock dividends.

                                  RISK FACTORS

     When deciding whether or not to purchase the preferred stock, you should carefully consider the risks contained in the section entitled "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" of Summit's Annual Report on Form 10-K for the year ended September 30, 2001, incorporated into and attached to this prospectus. You should also consider the following risks associated with an investment in the preferred stock:

     THE DIVIDEND RATE ON THE PREFERRED STOCK CAN BE REDUCED BY OUR BOARD OF DIRECTORS AT ANY TIME, WHICH WOULD CAUSE YOU TO RECEIVE LOWER DIVIDENDS THAN THOSE DESCRIBED IN THIS PROSPECTUS.

     In addition to the base dividend rate described in this prospectus, our
board of directors has authorized an additional annual dividend of   .  % on the
preferred stock. Our board of directors can increase, reduce or eliminate this additional dividend rate at any time in their sole discretion. If our board of directors reduces or eliminates the additional dividend, you could receive dividends that are lower than the total dividend rate described in this prospectus.

     WE WILL RELY, IN PART, ON OUR SUBSIDIARIES TO MAKE PAYMENTS TO US IN ORDER FOR US TO MAKE PAYMENTS ON THE PREFERRED STOCK.

     We depend, in part, on our subsidiaries to make cash payments to us to meet our payment obligations, including our obligation to pay holders of preferred stock. We and our subsidiaries combined may not generate earnings sufficient to enable us to meet our payment obligations. We do not have any agreements that prevent our subsidiaries from incurring obligations that restrict our subsidiaries' ability to make payments to us. At September 30, 2001, approximately 83% of the Summit consolidated group's assets were held by our insurance company subsidiaries. To use money for dividends, our insurance companies must obtain permission from the insurance commissioner in their state of domicile. If our subsidiaries stopped making payments to us, we may be unable to pay dividends to you.

     IF OUR NET INCOME CONTINUES TO BE INSUFFICIENT TO COVER FIXED CHARGES, YOU MAY NOT RECEIVE THE FULL AMOUNTS WE OWE YOU.

     Net income of the Summit Consolidated Group in 2001 was insufficient to cover fixed charges including preferred stock dividend requirements. In order to have the necessary funds to meet our obligations as they become due, we will be required to generate additional earnings, make additional sales of our preferred stock and certificates or borrow or obtain funds from other sources. If the insufficiency in earnings continues, and if we are unable to sell a sufficient amount of preferred stock and certificates or obtain funds from other sources, we may not have sufficient funds to pay you the full amounts you are entitled to receive.

     WE CAN ISSUE ADDITIONAL SECURITIES WHICH COULD ADVERSELY AFFECT YOUR LIQUIDATION RIGHTS.

     The Statement of Rights, Designations and Preferences of Variable Rate Cumulative Preferred Stock Series S-3 defines your rights in the preferred stock. This statement does not restrict our ability to issue additional debt, preferred stock or other equity securities in our company, including securities that may be senior in right of payment to the preferred stock. If we issue securities senior to the preferred stock and subsequently become insolvent, you may not receive the full amounts owed to you on the preferred stock.

     YOUR LIQUIDATION RIGHTS WILL BE JUNIOR TO SUMMIT'S OUTSTANDING DEBT AND THE LIABILITIES OF OUR SUBSIDIARIES.

     If we liquidate, we must pay all of our outstanding debt before we can make any distributions to you. In addition, the liabilities of our subsidiaries must be paid before we can use those assets to pay liquidation distributions to preferred stock shareholders. If after our debts are paid in full there is not enough money to distribute to all Series S preferred shareholders for their entire respective liquidation rights, you will share the shortfall with the other Series S preferred shareholders in proportion to your respective liquidation rights.

     PREFERRED STOCK IS NOT A LIQUID INVESTMENT BECAUSE THERE IS NO ESTABLISHED TRADING MARKET.

     The preferred stock is not listed for trading on a stock exchange. We do not anticipate that an independent public market for the preferred stock will develop. You should consider your needs for liquidity before investing in the preferred stock.

     TRADING LIST DOES NOT GUARANTEE A MARKET FOR THE PREFERRED STOCK.

     MIS maintains a trading list of persons willing to sell outstanding shares of our preferred stock in order to facilitate the matching of buyers and sellers in the secondary market. However, we can not assure you that this list will continue to operate or that it will provide you a means to sell your shares.

     OUR DISCRETIONARY REDEMPTION OPTION DOES NOT GUARANTEE YOU THE ABILITY TO HAVE YOUR SHARES REDEEMED BY US.

     Under our discretionary redemption option, we are under no obligation to redeem your shares. You should not rely on this option as a guarantee that you will be able to have us reacquire your shares.

     THE PREFERRED STOCK HAS LIMITATIONS ON REDEMPTION AND RESTRICTIONS ON DIVIDENDS.

     If we have not paid cumulative dividends to all preferred shareholders, we cannot purchase or offer to exchange your shares unless we make the same offer to all preferred shareholders. We will not pay dividends to you unless the cumulative dividends have been made to all other holders of preferred stock.

     BECAUSE THE PREFERRED STOCK IS STRUCTURALLY SUBORDINATED TO THE OBLIGATIONS OF OUR SUBSIDIARIES, YOU MAY NOT BE FULLY REPAID IF WE BECOME INSOLVENT.

     Holders of any preferred stock of any of our subsidiaries and creditors of any of our subsidiaries, including trade creditors, have and will have claims relating to the assets of that subsidiary that are senior to the preferred stock and our outstanding debt securities. As a result, the preferred stock and all of our debts are structurally subordinated to the debts, preferred stock and other obligations of our subsidiaries. We do not have any agreements that prevent our subsidiaries from incurring debt or issuing preferred stock in the future. As a holder of preferred stock, you do not have a claim to the assets of any of our subsidiaries. If we become insolvent, preferred stock holders may not have access to the assets of our subsidiaries, which could cause you to receive less than the full amounts owed to you on the preferred stock.

     LACK OF VOTING CONTROL OF THE COMPANY.

     You will have very few voting rights as an owner of preferred stock. The only class of our stock carrying full voting rights is our common stock.

     WE CAN REDEEM OR CALL THE PREFERRED STOCK IN OUR DISCRETION.

     We have the option of calling or redeeming your shares at any time for $100 per share plus any declared and unpaid dividends.

     RISK OF HOLDING BOOK-ENTRY CERTIFICATES BECAUSE THERE ARE NO PHYSICAL CERTIFICATES TO TRANSFER.

     Our use of book-entry certificates for the preferred stock rather than actual physical certificates in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical certificates for the preferred stock may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical certificates. The use of book-entry certificates may delay payments to you because dividends on the preferred stock would be made first to the person in whose name the certificates are registered before they are forwarded to you.

                           FORWARD LOOKING STATEMENTS

     This prospectus includes or incorporates by reference "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934 including, in particular, the statements about our current expectations, plans, strategies, prospects and projections about future events. Although we believe that our statements reflected in or suggested by the forward looking statements are reasonable, we can give no assurance that these expectations, plans, strategies, prospects and projections about future events will be achieved or actually occur. We have included important factors that could cause actual results to differ materially from the forward looking statements under the heading "Risk Factors" above and elsewhere in this prospectus, including under the headings "Business--Factors Affecting Future Operating Results" and "--Regulation" in our Annual Report on Form 10-K for the year ended September 30, 2001, incorporated into and attached to this prospectus. These forward looking statements are subject to and qualified by risks, uncertainties, and assumptions about Summit, including:

     - Our anticipated growth strategies;

     - Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate;

     - Future interest rate trends, movements and fluctuations;

     - Future expenditures for purchasing receivables; and

     - Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                                USE OF PROCEEDS

     If all of the preferred stock we are offering is sold, we expect proceeds to total $50,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $172,000 and sales commissions will be a maximum of 6% of the offering proceeds. There can be no assurance, however, that any of the preferred stock can or will be sold.

     In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of this preferred stock offering primarily for funding investments in receivables and other investments, which may include the commencement of new business ventures or the acquisition of other companies. We do not have any commitments or agreements for material acquisitions. However, we continue to evaluate possible acquisition candidates. Since we do not know the total amount of preferred stock that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

     To the extent internally generated funds are insufficient or unavailable, proceeds of this offering may be used for retiring maturing debt securities, preferred stock dividends and for general corporate purposes, including debt service and other general operating expenses. In addition to this preferred stock offering, we currently have an ongoing offering of our investment certificates. Approximately $6.8 million in principal amount of our debt securities will mature between February 1, 2002 and January 31, 2003 with interest rates ranging from 6.25% to 9.50% with a weighted average of approximately 7.59% per annum. See "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 2001. We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above.

                           DESCRIPTION OF SECURITIES

DESCRIPTION OF CAPITAL STOCK

     The authorized capital of Summit consists of:

     - 2,000,000 shares of common stock, $10 par value; and

     - 10,000,000 shares of preferred stock, $10 par value;

     Of the shares authorized, 10,000 shares of common stock, 299,756 shares of Series S preferred stock, 27,444 shares of Series R preferred stock and 7,551 shares of Series T preferred stock were issued and outstanding as of December 31, 2001.

DESCRIPTION OF PREFERRED STOCK

     This offering consists of 500,000 shares of variable rate cumulative preferred stock, Series S-3. All of the outstanding shares of preferred stock and the shares of preferred stock we are offering in this prospectus, when issued and sold, will be validly issued, fully paid and nonassessable. The relative rights and preferences of the preferred stock have been fixed and determined by our board of directors and are contained in the statement of rights, designations and preferences of preferred stock applicable to each series, each duly approved by our board of directors. The preferred stock will be issued in book-entry form only.

     The following statements relating to the preferred stock are summaries and are qualified in their entirety by reference to the statement of rights which is filed as an exhibit to the registration statement that includes this prospectus. The statement of rights is also available for inspection at the principal office of Summit. We encourage you to read the statement of rights as it, and not this prospectus, governs your rights under the preferred stock.

DIVIDENDS

     Dividends on the preferred stock are cumulative and will be declared monthly on the first business day of the month with respect to dividends accruing during the prior month, payable to shareholders of record as of the fifth calendar day of each month. Dividends on each share will be paid in cash on the twentieth calendar day of each month in an amount equal to $100 per share multiplied by the dividend rate, divided by 12. Our board of directors may, in its discretion, authorize, by resolution, a higher rate for the preferred stock. If our board of directors authorizes a higher rate, it may reduce or eliminate that higher rate at any time in its sole discretion.

     The annual dividend rate will be the sum of (1) the highest of the three-month U.S. Treasury Bill rate, the ten-year constant maturity rate or the twenty-year, constant maturity rate, each as described below, plus (2) 0.50%. Our board of directors has authorized an additional annual dividend on the
preferred stock of an additional   .  % annually in addition to the above annual
dividend rate. This additional dividend may be eliminated or reduced at any time by our board of directors. In all cases, the annual dividend rate, after applying any additional rate authorized by our board of directors, cannot be less than 6% or greater than 14% per annum.

     The three-month Treasury Bill rate for each dividend period is based on the weekly per annum market discount rate for three-month U.S. Treasury bills. The ten-year constant maturity rate for each dividend period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of ten years. The twenty-year constant maturity rate for each dividend period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of twenty years.

     Each of the above three rates shall be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board, the Federal Reserve Bank or any U.S. Government department or agency selected by Summit, during the period of the 14 calendar days that begin 24 days prior to the first day of the dividend period for which the dividend rate on preferred stock is being determined.

     If any or all of these methods are unavailable, the statement of rights includes other methods to determine the dividend rate. If we determine in good faith that one or more of these rates cannot be determined for any dividend period, then the dividend rate for that period will be the higher of whichever of the rates that can be determined, plus 0.50%, divided by 12. If we determine in good faith that none of the rates can be determined for any dividend period, then the dividend rate in effect for the preceding dividend period will be continued for that dividend period. The dividend rate for each monthly dividend period will be calculated as promptly as practicable by Summit. Summit will enclose notice of the dividend rate with the mailed dividend payment check. In making the calculation, the three-month U.S. Treasury Bill rate, ten-year constant maturity rate and twenty-year constant maturity rate will each be rounded to the nearest five one-hundredths of a percentage point.

RESTRICTIONS ON DIVIDENDS

     We may not declare or pay a dividend on the preferred stock unless the full cumulative dividend on all series of our preferred stock, and any preferred stock that we may issue in the future, has been paid. We may not declare or pay a dividend on any share of Series S-3 preferred stock for any dividend period unless, at the same time, a like dividend is declared and paid on all shares of Series S-3 preferred stock previously issued and outstanding and entitled to receive dividends. Dividends may only be paid from legally available funds.

     If any shares of Series S-3 preferred stock are outstanding and the full cumulative dividends on all previously outstanding Series S-3 preferred stock, including the preferred stock offered by this prospectus, have not been paid or declared and set apart for all past dividend periods, we may not:

     - declare, pay or set aside for payment any dividend on the Series S-3 shares, except as provided below;

     - declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with the Series S-3 preferred stock as to distributions or upon liquidation; or

     - redeem, purchase or otherwise acquire common stock or any other of our stock ranking junior to or equally with Series S-3 preferred stock as to distributions or upon liquidation for any consideration, or pay or make available any funds for a sinking fund for the redemption of any shares of that stock, except by conversion into or exchange for our stock ranking junior to Series S-3 preferred stock as to distributions and upon liquidation.

     Notwithstanding the above, we may declare, pay or set aside payment for:

     - dividends made in shares of common stock;

     - dividends made in shares of any other stock ranking junior to Series S-3 preferred stock as to distributions and in liquidation; and

     - dividends where a like dividend is declared or paid on all shares of Series S-3 preferred stock then issued and outstanding and entitled to receive dividends.

     We may make dividends ratably on the shares of Series S-3 preferred stock and shares of our stock ranking equally with the Series S-3 preferred stock with regard to the payment of dividends in accordance with the sums which would be payable on those shares if all dividends, including accumulations, if any, were declared and paid in full. As of the date of this prospectus, no dividends on any series of our preferred stock were in arrears. No interest will be paid for or on account of any unpaid dividends.

LIQUIDATION RIGHTS

     If any voluntary or involuntary liquidation, dissolution or winding up of Summit occurs, the Series S-3 preferred stock shareholders will be entitled to receive liquidating distributions in the amount of $100 per share plus declared and unpaid regular monthly dividends out of the assets of Summit available for distribution to shareholders before any distribution of assets is made to holders of common stock or any of our stock ranking, upon liquidation, junior to preferred stock. The Series S-3 preferred stock is junior in liquidation rights to outstanding debt of Summit and the liabilities of Summit's subsidiaries. As of September 30, 2001, our total consolidated liabilities ranking senior in liquidation preference to the preferred stock were approximately $404.9 million, including insurance company reserves. As of December 31, 2001, we had approximately $30.0 million of obligations ranking equally with the Series S-3 preferred stock upon liquidation. There are no limitations on our ability to incur additional indebtedness or to issue additional shares of preferred stock, including preferred stock senior to the Series S-3 preferred stock.

     The statement of rights provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Summit's property or assets to, or its consolidation or merger with, any other corporation will not be deemed to be a liquidation, dissolution or winding up of Summit. If the aggregate liquidation preference payable with respect to the preferred stock, and any other shares of stock of Summit ranking equally with the preferred stock with respect to the dividend, are not paid in full upon any voluntary or involuntary liquidation, dissolution or winding up of Summit, then the holders of the preferred stock and of these other shares will share ratably in any distribution of assets of Summit in proportion to the full respective preferential amounts they are entitled to receive. After payment of the full amount of the liquidating distribution they are entitled to receive, the preferred stock shareholders will not be entitled to any further participation in any distribution of assets by Summit.

REDEMPTION OF SHARES

     General. If cumulative dividends on the Series S-3 preferred stock have not been paid in full, we may not purchase or acquire any shares of the Series S-3 preferred stock or any of our stock ranking equally with or junior to the Series S-3 preferred stock, except for a purchase or exchange offer made on the same terms to all holders of the Series S-3 preferred stock.

     Upon Call by Summit. Subject to regulatory restrictions affecting redemptions during an offering, the shares of preferred stock are redeemable, in whole or in part, only at the option of Summit at a redemption price of $100 per share plus declared and unpaid dividends to the date fixed for redemption. If fewer than all of the outstanding shares of preferred stock are redeemed, the number of shares redeemed will be determined by us. The shares to be redeemed will be determined pro rata, by lot or by any other method we, in our sole discretion, deem to be equitable.

     Discretionary Redemption Upon Request of the Holder. Preferred Stock is not redeemable at the option of the holder. If, however, we receive an unsolicited written request for redemption of shares from any holder, we may, in our sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, consider redemption of these shares. Redemption requests, when received, are reviewed in the order received. Any shares so tendered, which we in our discretion allow for redemption, will be redeemed by Summit directly and not from or through a broker/dealer, at a price established by our board of directors in its discretion.

     There can be no assurance that our financial condition will allow us to exercise our discretion to accept any request for redemption of preferred stock. We will not redeem any shares tendered for redemption:

     - if to do so would, in the opinion of Summit's management, be unsafe or unsound in light of Summit's financial condition, including its liquidity position;

     - if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or

     - if payment of any dividend on any stock of Summit ranking at least equally with the preferred stock is in arrears as to dividends.

     With limited exceptions, Summit has established a policy that all of our preferred shareholders, including holders of the preferred stock offered in this prospectus, must place their shares for sale on the trading list for 60 consecutive days before Summit will entertain a request for redemption.

ABSENCE OF TRADING MARKET

     We do not anticipate that an independent public market for the preferred stock will develop. The placement agent for this offering, MIS, maintains a trading list of persons wishing to sell shares of preferred stock. Historically, most, but not all, sales involving this trading list have been at or near the original offering price of the shares, which would be $100 with respect to the Series S-3 preferred stock. However, we can not assure you that you will be able to sell your shares for $100 per share, or sell shares at all, by listing them for sale on MIS's trading list. When MIS receives an order to buy shares of preferred stock, MIS will look first to the trading list to see if shares are available at or below the original public offering price. If no shares are available, then Summit will sell new shares to that investor under this or a future prospectus. MIS is under no obligation to continue that policy or to maintain the trading list. MIS may change its policies and may discontinue the operation of the trading list at any time.

VOTING RIGHTS

     The preferred stock has no voting rights except as provided in the statements of rights, and except as required by Idaho State law regarding amendments to Summit's articles of incorporation that adversely affect holders of these shares as a class and requires approval of 66 and 2/3% of the outstanding shares entitled to vote.

     The statement of rights provides that holders of the preferred stock, together with the holders of Summit's other outstanding preferred stock and any other preferred stock previously authorized, voting separately and as a single class, are entitled to elect a majority of the board of directors of Summit if dividends payable on any shares of preferred stock are in arrears in an amount equal to twenty-four or more full monthly dividends per share. This right will continue until all dividends in arrears have been paid in full.

TRANSFER AGENT AND REGISTRAR

     Metropolitan Mortgage & Securities Co., Inc. acts as the transfer agent and registrar for Summit's capital stock, including its preferred stock. A $25.00 service charge per transaction will be charged to the holder for any transfer or exchange of preferred stock.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion of the federal income tax consequences of dividends paid on the preferred stock is based upon the Internal Revenue Code of 1986 (the "Code"), existing Treasury Department regulations, current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any of these changes may or may not be retroactive with respect to transactions effected prior to the date of the changes.

     Dividends paid to the holders of preferred stock may or may not be taxable depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Summit as calculated for federal income tax purposes. To the extent, if any, that dividends paid by Summit to the holders of preferred stock exceed current and accumulated earnings and profits of Summit, these dividends will be treated first as a tax-free return of capital reducing the holder's basis in the preferred stock, but not below zero, and, thereafter, as capital gains, or ordinary gains if the preferred stock is not held by the holder as a capital asset.

     Summit believes that the majority of the dividends on its outstanding preferred stock were tax free returns of capital for federal income tax purposes in calendar years 1999 and 2000, and were taxable for calendar year 2001. Summit is currently unable to predict the character of its dividends for future years, but as required by the Code, will report annually to shareholders regarding the tax character of the prior year's dividends.

     Each preferred shareholder's individual tax circumstances are unique. In addition, some of the features such as our right to call the preferred stock are common characteristics of debt obligations. Accordingly, preferred shareholders are advised to consult their own tax advisor with respect to the income tax treatment or any dividend made with respect to the preferred stock.

     Dividends paid with respect to the preferred stock, whether deemed to be dividends, return of capital or capital gains for federal income tax purposes, will result in the same federal income tax consequences to Summit as other payments of dividends. These dividends are not deductible by Summit under current tax law. Additionally, dividends to foreign taxpayers are subject to special rules not discussed in this prospectus.

TAX-EXEMPT PLANS

     Tax-exempt pension or profit sharing plans may be entitled to exclude dividends with respect to the preferred stock from the calculation of unrelated business taxable income. These persons should consult their own tax advisors before investing in the preferred stock.

CORPORATE HOLDERS

     In general, corporate holders of preferred stock may exclude 70% of the dividends received on that preferred stock. This percentage may be increased to 80% if the corporate shareholder owns at least 20% of the stock of the issuer, as measured by voting power or fair market value.

     In order to qualify for the exclusion, with regard to any particular dividend, a corporate shareholder must have owned the preferred stock for at least 45 days during the 90-day period commencing 45 days prior to the ex-dividend date of the preferred stock. In some cases, this holding period may be increased. For purposes of the foregoing, a corporation will not be deemed to hold the stock for any period during which that corporation has the option to sell the stock or is otherwise protected from this risk of loss regarding the stock.

     The dividends-received deduction will be reduced with respect to debt-financed portfolio stock. In general, any stock is portfolio stock unless the holder owns at least 50% of the stock of the issuing corporation. Portfolio stock is debt-financed if any indebtedness is directly attributable to the investment in such stock.

     The ability to exclude dividends with respect to the preferred stock depends, in addition to the foregoing, on the treatment of the preferred stock as debt for federal income tax purposes. Although we have not received an opinion of counsel, we believe that the preferred stock will be treated as stock, rather than debt, for federal income tax purposes.

                              PLAN OF DISTRIBUTION

     The preferred stock is being offered to the public on a continuous best efforts basis through MIS, which is a subsidiary of Summit. Accordingly, this offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the preferred stock. A commission in the maximum amount of 6% of the offering price will be paid by Summit on most preferred stock sales. Preferred stock is offered for cash, tangible or intangible property or other consideration which is acceptable to Summit as determined in good faith by our board of directors. MIS will transmit the funds or other consideration it receives directly to Summit by noon of the next business day after receipt. During the fiscal year ended September 30, 2001, MIS received commissions of approximately $2.4 million from Summit on sales of approximately $43.0 million of Summit's debt securities and approximately $4.5 million of Summit's equity securities.

     MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Summit and MIS, NASD Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to render a recommendation regarding the pricing of the preferred stock offered through this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, LLC, an NASD member, stating that the offering price of the preferred stock is consistent with Roth's recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Therefore, the price offered for the preferred stock will be no higher than Roth would have independently recommended. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the preferred stock offered in this prospectus, Roth will receive $60,000 in fees, plus reimbursement of expenses actually incurred in an amount not to exceed $10,000.

     We have agreed to indemnify Roth against, or make contributions with respect to, some liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

     There is currently no public trading market for the preferred stock. MIS does not intend to make a market for the preferred stock. Summit, through MIS, currently undertakes to maintain a list of persons willing to sell outstanding shares of preferred stock. However, MIS is under no obligation to maintain this list and may discontinue it at any time.

     MIS may enter into selected dealer agreements with and reallow to some dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of preferred stock sold by those dealers.

     Sales of preferred stock will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

                                 LEGAL MATTERS

     The legality of the preferred stock being offered by this prospectus is being passed upon for Summit by the law firm of Kutak Rock LLP, Denver, Colorado.

                                    EXPERTS

     The consolidated financial statements of Summit Securities, Inc. at September 30, 2001, and for the year then ended, incorporated by reference in this prospectus and the registration statement that includes this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in Summit Securities, Inc.'s Annual Report on Form 10-K for the year ended September 30, 2001, and are incorporated by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Summit Securities, Inc. as of September 30, 2000 and for each of the two years in the period ended September 30, 2000, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549 and at some of its regional offices which are located in the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Summit that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

     We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the preferred stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following document filed with the SEC is incorporated in this prospectus by reference:

     Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 2001.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Summit will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Summit Securities, Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            SUMMIT SECURITIES, INC.

                            (SUMMIT SECURITIES LOGO)

                              UP TO 500,000 SHARES
                                       OF
              VARIABLE RATE CUMULATIVE PREFERRED STOCK, SERIES S-3

                         ------------------------------

                                   PROSPECTUS

                         ------------------------------

                                        , 2002

                    METROPOLITAN INVESTMENT SECURITIES, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

SEC Registration Fee........................................   $  4,600
NASD Filing Fee.............................................      5,500
Independent Underwriter Fee and Expenses....................     70,000
Accounting Fees and Expenses(1).............................     20,000
Legal Fees and Disbursements(1).............................     40,000
Printing Expenses(1)........................................     30,000
Miscellaneous Expenses(1)...................................      1,900
                                                               --------
Total Expenses..............................................   $172,000
                                                               ========

---------------

(1) Estimated

Item 15. Indemnification of Directors and Officers

     Summit has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Summit's Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington State law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16. Exhibits

     (a) Exhibits

     1.01   Selling Agreement between Summit Securities, Inc. and
            Metropolitan Investment Securities, Inc. (incorporated by reference to Exhibit 1(a) to Amendment No. 3 to Registration
            No. 333-19787, filed April 25, 1997).
     1.02   Form of Agreement to Act as "Qualified Independent
            Underwriter," between Summit Securities, Inc., Metropolitan
            Investment Securities, Inc. and Roth Capital Partners, LLC with respect to the preferred stock to be registered.
     1.03   Form of Pricing Recommendation Letter of Roth Capital
            Partners, LLC with respect to the preferred stock to be registered.
     4.01   Statement of Rights Designations and Preferences of Series
            S-3 Preferred Stock (incorporated by reference to Exhibit
            4(d) to Amendment No. 3 to Registration No. 333-19787, filed
            April 25, 1997).
     5.01 Opinion of Kutak Rock LLP as to the validity of the preferred stock.
    10.01 Receivable Management, Acquisition and Service Agreement between Summit Securities, Inc. and Metropolitan Mortgage &
            Securities Co., Inc., dated September 9, 1994 (incorporated by reference to Exhibit 10(a) to Registration No. 33-57619).
    10.02 Receivable Management, Acquisition and Service Agreement between Old Standard Life Insurance Company and Metropolitan
            Mortgage & Securities Co., Inc., dated January 1, 2001
            (incorporated by reference to Exhibit 10.02 to Summit
            Securities, Inc.'s Annual Report on Form 10-K for the year ended September 30, 2001).
    10.03 Receivable Management, Acquisition and Service Agreement between Old West Life Insurance Company and Metropolitan
            Mortgage & Securities Co., Inc., dated January 1, 2001
            (incorporated by reference to Exhibit 10.03 to Summit
            Securities, Inc.'s Annual Report on Form 10-K for the year ended September 30, 2001).

    10.04   Form of Reinsurance Agreement between Western United Life
            Assurance Company and Old Standard Life Insurance Company
            (incorporated by reference to Exhibit 10(d) to Summit
            Securities, Inc.'s Annual Report on Form 10-K for the year ended September 30, 1998).
    10.05   Servicing Rights Purchase Agreement among Ocwen Federal Bank
            FSB, Metropolitan and various sellers named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit
            10.08 to Metropolitan Mortgage & Securities Co., Inc.'s
            Annual Report on Form 10-K for the year ended September 30,
            2001).
    10.06   Amendment No. 1 to Servicing Rights Purchase Agreement among
            Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of May 11, 2001 (incorporated by reference to Exhibit 10.09 to Metropolitan Mortgage &
            Securities Co., Inc.'s Annual Report on Form 10-K for the year ended September 30, 2001).
    10.07   Servicing Agreement among Ocwen Federal Bank FSB,
            Metropolitan and various owners named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.10 to
            Metropolitan Mortgage & Securities Co., Inc.'s Annual Report on Form 10-K for the year ended September 30, 2001).
    10.08   Flow Subservicing Agreement among Ocwen Federal Bank FSB,
            Metropolitan and various owners named therein, dated as of September 1, 2001 (incorporated by reference to Exhibit
            10.11 to Metropolitan Mortgage & Securities Co., Inc.'s
            Annual Report on Form 10-K for the year ended September 30,
            2001).
    12.01 Statement of computation of ratio of earnings to fixed charges and preferred stock dividends (incorporated by Reference to Exhibit 12.01 to Summit Securities, Inc.'s
            Annual Report on Form 10-K for the year ended September 30,
            2001).
    23.01   Consent of Ernst & Young LLP, Independent Accountants.
    23.02   Consent of PricewaterhouseCoopers LLP, Independent
            Accountants.
    23.03   Consent of Kutak Rock LLP (included in Exhibit 5.01).
    24.01   The Power of Attorney, included on Page II-4 of the
            Registration Statement, is incorporated herein by reference.

Item 17. Undertakings

     (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

        (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 18th day of January, 2002.

                                          SUMMIT SECURITIES, INC.

                                          /s/ Tom Turner
                                          --------------------------------------
                                          Tom Turner, President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Tom Turner their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                     TITLE                       DATE
                   ---------                                     -----                       ----

/s/ TOM TURNER                                     President and Director (Principal   January 18, 2002
------------------------------------------------     Executive Officer and Principal
Tom Turner                                           Financial Officer)

/s/ ROBERT A. NESS                                 Principal Accounting Officer        January 18, 2002
------------------------------------------------
Robert A. Ness

/s/ PHILIP SANDIFUR                                Vice President and Director         January 18, 2002
------------------------------------------------
Philip Sandifur

/s/ GREGORY STRATE                                 Secretary, Treasurer and Director   January 18, 2002
------------------------------------------------
Gregory Strate

                                                   Director                            January 18, 2002
------------------------------------------------
James Hawkins

                                                   Director                            January 18, 2002
------------------------------------------------
Robert Potter

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.01    Selling Agreement between Summit Securities, Inc. and
          Metropolitan Investment Securities, Inc. (incorporated by
          reference to Exhibit 1(a) to Amendment No. 3 to Registration
          No. 333-19787, filed April 25, 1997).
  1.02    Form of Agreement to Act as "Qualified Independent
          Underwriter," between Summit Securities, Inc., Metropolitan
          Investment Securities, Inc. and Roth Capital Partners, LLC
          with respect to the preferred stock to be registered.
  1.03    Form of Pricing Recommendation Letter of Roth Capital
          Partners, LLC with respect to the preferred stock to be
          registered.
  4.01    Statement of Rights Designations and Preferences of Series
          S-3 Preferred Stock (incorporated by reference to Exhibit
          4(d) to Amendment No. 3 to Registration No. 333-19787, filed
          April 25, 1997).
  5.01    Opinion of Kutak Rock LLP as to the validity of the
          preferred stock.
 10.01    Receivable Management, Acquisition and Service Agreement
          between Summit Securities, Inc. and Metropolitan Mortgage &
          Securities Co., Inc., dated September 9, 1994 (incorporated by reference to Exhibit 10(a) to Registration No. 33-57619).
 10.02    Receivable Management, Acquisition and Service Agreement
          between Old Standard Life Insurance Company and Metropolitan
          Mortgage & Securities Co., Inc., dated January 1, 2001
          (incorporated by reference to Exhibit 10.02 to Summit
          Securities, Inc.'s Annual Report on Form 10-K for the year ended September 30, 2001).
 10.03    Receivable Management, Acquisition and Service Agreement
          between Old West Life Insurance Company and Metropolitan
          Mortgage & Securities Co., Inc., dated January 1, 2001
          (incorporated by reference to Exhibit 10.03 to Summit
          Securities, Inc.'s Annual Report on Form 10-K for the year ended September 30, 2001).
 10.04    Form of Reinsurance Agreement between Western United Life
          Assurance Company and Old Standard Life Insurance Company
          (incorporated by reference to Exhibit 10(d) to Summit
          Securities, Inc.'s Annual Report on Form 10-K for the year ended September 30, 1998).
 10.05    Servicing Rights Purchase Agreement among Ocwen Federal Bank
          FSB, Metropolitan and various sellers named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit
          10.08 to Metropolitan Mortgage & Securities Co., Inc.'s
          Annual Report on Form 10-K for the year ended September 30,
          2001).
 10.06    Amendment No. 1 to Servicing Rights Purchase Agreement among
          Ocwen Federal Bank FSB, Metropolitan and various sellers
          named therein, dated as of May 11, 2001 (incorporated by
          reference to Exhibit 10.09 to Metropolitan Mortgage &
          Securities Co., Inc.'s Annual Report on Form 10-K for the
          year ended September 30, 2001).
 10.07    Servicing Agreement among Ocwen Federal Bank FSB,
          Metropolitan and various owners named therein, dated as of
          April 1, 2001 (incorporated by reference to Exhibit 10.10 to
          Metropolitan Mortgage & Securities Co., Inc.'s Annual Report
          on Form 10-K for the year ended September 30, 2001).
 10.08    Flow Subservicing Agreement among Ocwen Federal Bank FSB,
          Metropolitan and various owners named therein, dated as of
          September 1, 2001 (incorporated by reference to Exhibit
          10.11 to Metropolitan Mortgage & Securities Co., Inc.'s
          Annual Report on Form 10-K for the year ended September 30,
          2001).
 12.01    Statement of computation of ratio of earnings to fixed
          charges and preferred stock dividends (incorporated by
          Reference to Exhibit 12.01 to Summit Securities, Inc.'s
          Annual Report on Form 10-K for the year ended September 30,
          2001).
 23.01    Consent of Ernst & Young LLP, Independent Accountants.
 23.02    Consent of PricewaterhouseCoopers LLP, Independent
          Accountants.
 23.03    Consent of Kutak Rock LLP (included in Exhibit 5.01).
 24.01    The Power of Attorney, included on Page II-4 of the
          Registration Statement, is incorporated herein by reference.